                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of:  APRIL, 2003


                           NORSKE SKOG CANADA LIMITED
                           --------------------------
                              (Name of registrant)

                           16TH FLOOR, 250 HOWE STREET
                                   VANCOUVER,
                        BRITISH COLUMBIA, CANADA, V6C 3R8
                    ----------------------------------------
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F                                   Form 40-F   X
                  -----                                       -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes                                          No   X
                  -----                                       -----

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

               82-
                  -------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NORSKE SKOG CANADA LIMITED

                                        By:        /s/ Valerie Seager
                                            ------------------------------------
                                        Name:   Valerie Seager
                                        Title:  Corporate Secretary

Date:  May 1, 2003

                                  EXHIBIT INDEX


Exhibit   Description of Exhibit                                            Page
-------   ----------------------                                            ----

1         News release dated April 30, 2003                                   5

2         Financial Statements dated April 30, 2003                           8

3         Management's Discussion and Analysis dated April 30, 2003          18